

The Sprint
QUARTERLY INVESTOR UPDATE

1Q13 - April 24, 2013



SPRINT REPORTS FIRST QUARTER 2013 RESULTS

- Operating Income of $29 million, includes accelerated depreciation of approximately $360 million; Adjusted OIBDA* of $1.5 billion up over 25 percent year-over-year, highest year-over-year increase in more than 6 years

- Sprint platform wireless service revenue of $7.1 billion is the highest-ever and increased nearly 9 percent year-over-year

- Best-ever Sprint platform postpaid ARPU of $63.67 grew nearly 2 percent year-over-year

- Sprint platform subscriber base reaches highest-ever level of 53.9 million

    o Sprint platform postpaid net additions for the 12th consecutive quarter

    o Postpaid Nextel recapture rate of 46 percent

    o Highest-ever total prepaid subscribers at 16 million

- Strong smartphone sales of 5 million

    o iPhone® sales exceed 1.5 million with 43 percent to new customers

    o 86 percent of quarterly Sprint platform postpaid handset sales were smartphones

- Network Vision continues to gain momentum

    o Exceeded target of 12,000 sites on air by the end of the quarter, and currently have more than 13,500 sites on air

    o Nextel network on track to be shut down at the end of the second quarter





SPRINT'S 1Q13 EARNINGS CONFERENCE CALL – 8 A.M. ET TODAY

U.S. or Canada: 800-938-1120
Internationally: 706-634-7849
Conference ID: 29196505
To listen via the Internet: sprint.com/investors

TABLE OF CONTENTS

Sprint Nextel Corp. (NYSE: S) today reported operating income of $29 million, and Adjusted OIBDA* of $1.5 billion was the highest in nearly four years even as Sprint made significant investments in the business during the quarter. Sprint reported continued strong growth in the Sprint platform business, reaching highest-ever subscriber base and service revenue levels in the first quarter of 2013.

"This is a transformative year for Sprint and we've gotten off to a good start," said Dan Hesse, Sprint CEO. "Record Sprint platform service revenue and subscriber levels fueled our performance. We achieved significant Adjusted OIBDA* growth while investing heavily to improve our network, expanding our 4G LTE footprint and offering customers the best smartphones with truly unlimited data plans."



EPS and Operating Income Improve

Operating income for the quarter was $29 million as compared to a loss of $255 million in the year-ago period. Consolidated net service revenues of nearly $8 billion were flat year-over-year as Sprint platform growth offset declines in Nextel platform and Wireline revenues. The company reported a net loss of $643 million and a diluted net loss of $.21 per share for the first quarter of 2013 as compared to a net loss of $863 million and a diluted net loss of $.29 per share in the first quarter of 2012.



Adjusted OIBDA Improves By Over 25 Percent Year-Over-Year*

Quarterly Adjusted OIBDA* of $1.5 billion was the highest in nearly four years and improved by $311 million as compared to the first quarter of 2012. Adjusted OIBDA* improved year-over-year primarily due to growth in Sprint platform service revenue, lower cost of service and lower SG&A expense, partially offset by lower Nextel revenue.



Sprint Platform Achieves Record Revenue, ARPU and Subscribers

Sprint platform service revenue reached best-ever levels in the first quarter driven by all-time high postpaid ARPU and subscribers for the Sprint platform. Sprint platform postpaid ARPU grew by more than $1 year-over-year. Postpaid subscriber growth on the platform continued to benefit from better than expected recapture rates of Nextel customers as well as improved postpaid churn. Additionally, all three of the Sprint platform prepaid brands achieved net additions in the quarter and each reached highest-ever subscriber levels.



Unlimited Data and Iconic Smartphones Continue to Drive Growth

Eighty-six percent of quarterly Sprint platform postpaid handset sales were smartphones, including more than 1.5 million iPhones sold during the quarter. Forty-three percent of iPhone sales were to new customers, a rate that continues to outperform larger competitors.

Sprint continued to enhance its smartphone portfolio – launching HTC One® earlier this month and announcing plans to offer Samsung Galaxy S® 4 in the next few weeks as well as BlackBerry® Q10 and two Windows 8 phones later this year.

Network Vision Deployment Gains Momentum

Sprint made significant progress on the Network Vision deployment in the quarter, exceeding 12,000 sites on air during the first quarter. To date there are more than 13,500 sites on air compared to more than 8,000 reported on Feb. 7. The number of sites that are either ready for construction, already underway or completed has grown to more than 25,000.

As part of Network Vision, Sprint has launched 4G LTE in 88 cities, including Los Angeles, Boston and Charlotte, N.C. since the beginning of the year and expects that 4G LTE will be available in more than 170 additional cities in the coming months.

The company remains on track to shut down the Nextel platform at the end of the second quarter.



Third Parties Recognize Sprint Leadership

For the fourth time in a row, J.D. Power & Associates ranked Sprint highest in satisfaction with the purchase experience among Full Service Wireless Providers. Additionally, Sprint's Boost Mobile prepaid brand was ranked highest in satisfaction with the purchase experience among Non-Contract Wireless Providers. Sprint also received U.S. Long-Haul Wholesale Carrier Excellence from ATLANTIC-ACM in the Brand, Network Performance, Customer Service and Voice Quality categories. Finally, Sprint collected the North American Mobile & Wireless Green Excellence Award from Frost & Sullivan.



"This is a transformative year for Sprint and we've gotten off to a good start," said Dan Hesse, Sprint CEO. "Record Sprint platform service revenue and subscriber levels fueled our performance. We achieved significant Adjusted OIBDA* growth while investing heavily to improve our network, expanding our 4G LTE footprint and offering customers the best smartphones with truly unlimited data plans."

--Dan Hesse, Sprint CEO



Consolidated Net Operating Revenues
Dollars In Millions

1Q12	2Q12	3Q12	4Q12	1Q13
$8,734	$8,843	$8,763	$9,005	$8,793



Consolidated Adjusted OIBDA*
Dollars In Millions

1Q12	2Q12	3Q12	4Q12	1Q13
$1,213	$1,451	$1,279	$860	$1,524



Consolidated Capital Expenditures
Dollars In Millions

1Q12	2Q12	3Q12	4Q12	1Q13
$800	$1,158	$1,489	$1,923	$1,812

CONSOLIDATED RESULTS

Consolidated net operating revenues of approximately $8.8 billion for the quarter were nearly 1 percent higher than in the first quarter of 2012 and a decline of 2 percent when compared to the fourth quarter of 2012. The quarterly year-over-year improvement was primarily due to higher equipment and wireless service revenues, partially offset by a reduction in wireline revenue. Revenues for the quarter declined sequentially, primarily due to lower wireless equipment revenue and wireline revenue.

Operating income was $29 million compared to an operating loss of $255 million for the first quarter of 2012 and $705 million for the fourth quarter of 2012. The quarterly year-over-year improvement was primarily driven by items identified below in Adjusted OIBDA* and by a reduction in accelerated depreciation associated with the thinning of Nextel sites during 2012, offset by a one-time net gain recognized in the first quarter of 2012 associated with the termination of our spectrum hosting contract with LightSquared. The sequential improvement was primarily driven by items identified below in Adjusted OIBDA*.

Adjusted OIBDA* was $1.5 billion for the quarter, compared to $1.2 billion for the first quarter of 2012 and $860 million in the fourth quarter of 2012. The quarterly year-over-year increase in Adjusted OIBDA* was primarily due to growth in Sprint platform service revenue, lower cost of service, and lower SG&A expense due in part to lower sales volumes, partially offset by lower Nextel revenue. Sequentially, Adjusted OIBDA* increased primarily as a result of higher Sprint platform wireless service revenue and lower equipment net subsidy and sales expense associated with lower sales volumes, partially offset by lower Nextel platform wireless service revenue.

Capital expenditures[1], excluding capitalized interest of $15 million, were approximately $1.8 billion in the quarter, compared to $800 million in the first quarter of 2012 and $1.9 billion in the fourth quarter of 2012. Wireless capital expenditures were $1.7 billion in the first quarter of 2013, compared to $710 million in the first quarter of 2012 and $1.8 billion in the fourth quarter of 2012. During the quarter, the company invested $1.4 billion for Network Vision and approximately $266 million in capacity related to both legacy network and Network Vision equipment. Wireline capital expenditures were $61 million in the first quarter of 2013, compared to $45 million in the first quarter of 2012 and $58 million in the fourth quarter of 2012. Corporate capital expenditures were $45 million in the first quarter of 2013, compared to $45 million in the first quarter of 2012 and $79 million in the fourth quarter of 2012, primarily related to IT infrastructure to support our Wireless and Wireline businesses.

Net cash provided by operating activities was $940 million for the quarter, compared to $978 million for the

Total Wireless Subscribers
In Millions



Sprint Platform Postpaid Net Adds
In Thousands



Nextel Platform Postpaid Recapture Rate



first quarter of 2012 and $216 million for the fourth quarter of 2012.

Free Cash Flow* was negative $493 million for the quarter, compared to positive $138 million for the first quarter of 2012 and negative $1.3 billion for the fourth quarter of 2012.

The company's total cash, cash equivalents, and short-term investments at the end of the first quarter 2013 were approximately $7.8 billion. Additionally, the company entered into a new $2.8 billion unsecured revolving credit facility that was subsequently increased to $3.0 billion in April. The new credit facility expires in February 2018 and replaced the company's $2.2 billion revolving credit facility that was due to expire in October 2013.

WIRELESS RESULTS

- **The company served** more than 55.2 million customers at the end of the first quarter of 2013. This includes 31.3 million postpaid subscribers (30.2 million on the Sprint platform and approximately 1.1 million on the Nextel platform), 16 million prepaid subscribers (15.7 million on the Sprint platform and approximately 300,000 on the Nextel platform) and approximately 7.9 million wholesale and affiliate subscribers, all of whom utilize the Sprint platform.
- **The Sprint platform added 12,000 net postpaid** customers during the quarter, which include approximately 264,000 net subscribers recaptured from the postpaid Nextel platform.
- **The Nextel platform postpaid recapture rate** was 46 percent of total subscribers who left the postpaid Nextel platform during the period and were recaptured on the postpaid Sprint platform as compared to 46 percent in the first quarter of 2012 and 51 percent in the fourth quarter of 2012. The Nextel platform lost 572,000 net postpaid customers in the quarter, which include 264,000 net subscribers recaptured on the postpaid Sprint platform.
- **The Sprint platform added 568,000 net prepaid** customers during the quarter, which include 67,000 net subscribers recaptured from the prepaid Nextel platform. The Nextel platform lost 199,000 net prepaid customers in the quarter, which include 67,000 net subscribers recaptured on the prepaid Sprint platform.
- **Wholesale and affiliate net subscriber losses** for the quarter were 224,000 subscribers (all of whom are on the Sprint platform). Wholesale subscriber losses were primarily driven by Lifeline regulatory impacts and the elimination of certain inactive accounts by our Wholesale customers.
- **Sprint platform postpaid churn** was 1.84 percent, compared to 2.00 percent for the year-ago period and 1.98 percent for the fourth quarter of 2012. Sprint platform quarterly postpaid churn decreased



Sprint Platform Postpaid Churn

1Q12	2Q12	3Q12	4Q12	1Q13
2.00%	1.69%	1.88%	1.98%	1.84%



Sprint Platform Prepaid Churn

1Q12	2Q12	3Q12	4Q12	1Q13
2.92%	3.16%	2.93%	3.02%	3.05%



Sprint Platform Postpaid ARPU

1Q12	2Q12	3Q12	4Q12	1Q13
$62.55	$63.38	$63.21	$63.04	$63.67

year-over-year and sequentially, primarily due to a reduction in involuntary churn.

- **Approximately 6 percent** of Sprint platform postpaid customers, excluding postpaid Nextel platform recaptures, upgraded their handsets during the first quarter of 2013. Including Nextel recaptures, approximately 7 percent of Sprint platform postpaid customers upgraded their handsets during the quarter compared to 8 percent for the year-ago period and 11 percent for the fourth quarter of 2012. The year-over-year decline was partly driven by changes in our upgrade eligibility policies. The sequential decline was primarily driven by seasonality and device promotions in the fourth quarter of 2012.

- **Sprint platform prepaid churn** for the first quarter was 3.05 percent, compared to 2.92 percent for the year-ago period and 3.02 percent for the fourth quarter of 2012. The increased mix of Boost customers in our subscriber base caused the overall year-over-year increase in prepaid churn.

- **Wireless retail service revenue** of $7.1 billion for the quarter were essentially flat when compared to the first quarter of 2012 and the fourth quarter of 2012 primarily due to higher postpaid ARPU, offset by fewer Nextel subscribers.

- **Sprint platform postpaid ARPU of $63.67 for the quarter** increased by $1.12 year-over-year, and $.63 sequentially. Year-over-year and sequential quarterly Sprint platform postpaid ARPU benefited from higher monthly recurring revenues, primarily as a result of the premium data add-on charges for smartphones introduced since the first quarter of 2011 and lower customer discounts and credits. Additionally, fourth quarter 2012 Sprint platform postpaid ARPU included customer credits of $.18 per user due to Hurricane Sandy.

- **Sprint platform prepaid ARPU** of $25.95 increased from $25.64 in the first quarter of 2012 and decreased from $26.30 in the fourth quarter of 2012. The year-over-year increase was driven by Virgin Mobile ARPU partially offset by a decline in Assurance Wireless and Boost ARPU. The sequential decrease was primarily a result of lower ARPU for Assurance Wireless partially offset by an increase in Virgin Mobile ARPU.

- **Quarterly wholesale, affiliate and other revenues** of $133 million increased by $30 million, compared to the year-ago period and were essentially flat sequentially. The year-over-year increase is primarily from growth in MVNO's reselling prepaid services.

- **Wireless equipment net subsidy** in the first quarter was approximately $1.5 billion (equipment revenue of $813 million, less cost of products of $2.3 billion), compared to approximately $1.6 billion in the year-ago period and approximately $2.0 billion in the fourth quarter of 2012. The quarterly year-over-year and sequential decrease in net subsidy is primarily



Sprint Platform Prepaid ARPU

1Q12	2Q12	3Q12	4Q12	1Q13
$25.64	$25.49	$26.19	$26.30	$25.95



Wireless Cost of Service
Dollars In Millions

1Q12	2Q12	3Q12	4Q12	1Q13
$2,289	$2,279	$2,256	$2,210	$2,171



Wireless SG&A
Dollars In Millions

1Q12	2Q12	3Q12	4Q12	1Q13
$2,311	$2,266	$2,277	$2,436	$2,230

due to lower postpaid gross additions and handset upgrades.

- **Wireless cost of service** decreased approximately 5 percent year-over-year primarily due to lower service and repair expense and savings related to Nextel platform sites taken off air as well as lower license and fee expenses, partially offset by higher estimated Network Vision related expenses and backhaul costs. Wireless cost of service decreased nearly 2 percent sequentially, primarily due to lower roaming expenses and lower license and fees, partially offset by higher backhaul costs.
- **Wireless SG&A expenses** decreased 3 percent year-over-year and 8 percent sequentially. Quarterly year-over-year and sequential decreases in SG&A were a result of reductions in sales volume and bad debt expense, partially offset by an increase in marketing expense. Additionally, customer care expenses declined on a year-over-year basis.
- **Wireless depreciation and amortization** expense decreased $171 million year-over-year and was flat sequentially. The quarterly year-over-year decrease was primarily related to thinning of Nextel sites during 2012.



Wireline Adjusted OIBDA*
Dollars In Millions

Quarter	Value
1Q12	$161
2Q12	$149
3Q12	$158
4Q12	$181
1Q13	$128

WIRELINE RESULTS

- **Wireline revenue** of $893 million for the quarter declined 11 percent year-over-year and 6 percent sequentially, primarily as a result of an intercompany rate reduction based on current market prices for voice and IP services sold to the wireless segment as well as lower voice, data and IP volumes.
- **Total wireline net operating expenses** were $866 million in the first quarter of 2013. Net operating expenses declined approximately 6 percent year-over-year and 1 percent sequentially due to lower cost of service from continued declines in volumes.

FORECAST

- The company expects 2013 Adjusted OIBDA* to be at the high-end of the previous forecast of between $5.2 billion and $5.5 billion excluding the effects of the closing of strategic transactions.

Wireless Operating Statistics (Unaudited)

	Quarter To Date		
	3/31/13	12/31/12	3/31/12

Net Additions (Losses) (in thousands)

	3/31/13	12/31/12	3/31/12
Sprint platform:			
Postpaid [2]	12	401	263
Prepaid [3]	568	525	870
Wholesale and affiliate	(224)	(243)	785
Total Sprint platform	356	683	1,918
Nextel platform:			
Postpaid [2]	(572)	(644)	(455)
Prepaid [3]	(199)	(376)	(381)
Total Nextel platform	(771)	(1,020)	(836)
Total retail postpaid net losses	(560)	(243)	(192)
Total retail prepaid net additions	369	149	489
Total wholesale and affiliate net (losses) additions	(224)	(243)	785
Total Wireless Net (Losses) Additions	**(415)**	**(337)**	**1,082**

End of Period Subscribers (in thousands)

	3/31/13	12/31/12	3/31/12
Sprint platform:			
Postpaid [2]	30,257	30,245	28,992
Prepaid [3]	15,701	15,133	13,698
Wholesale and affiliate	7,938	8,162	8,003
Total Sprint platform	53,896	53,540	50,693
Nextel platform:			
Postpaid [2]	1,060	1,632	3,830
Prepaid [3]	255	454	1,580
Total Nextel platform	1,315	2,086	5,410
Total retail postpaid end of period subscribers	31,317	31,877	32,822
Total retail prepaid end of period subscribers	15,956	15,587	15,278
Total wholesale and affiliate end of period subscribers	7,938	8,162	8,003
Total End of Period Subscribers	**55,211**	**55,626**	**56,103**

Supplemental Data - Connected Devices

End of Period Subscribers (in thousands)

	3/31/13	12/31/12	3/31/12
Retail postpaid	824	813	791
Wholesale and affiliate	2,803	2,670	2,217
Total	**3,627**	**3,483**	**3,008**

Churn

	3/31/13	12/31/12	3/31/12
Sprint platform:			
Postpaid	1.84%	1.98%	2.00%
Prepaid	3.05%	3.02%	2.92%
Nextel platform:			
Postpaid	7.57%	5.27%	2.09%
Prepaid	12.46%	9.79%	8.73%
Total retail postpaid churn	2.09%	2.18%	2.01%
Total retail prepaid churn	3.26%	3.30%	3.61%

ARPU [a]

	3/31/13	12/31/12	3/31/12
Sprint platform:			
Postpaid	$ 63.67	$ 63.04	$ 62.55
Prepaid	$ 25.95	$ 26.30	$ 25.64
Nextel platform:			
Postpaid	$ 35.43	$ 37.27	$ 40.94
Prepaid	$ 31.75	$ 35.59	$ 35.68
Total retail postpaid ARPU	$ 62.47	$ 61.47	$ 59.88
Total retail prepaid ARPU	$ 26.08	$ 26.69	$ 26.82

Nextel Platform Subscriber Recaptures

Subscribers (in thousands) [4]:

	3/31/13	12/31/12	3/31/12
Postpaid	264	333	228
Prepaid	67	188	137
Rate [5]:			
Postpaid	46%	51%	46%
Prepaid	34%	50%	23%

[a] ARPU is calculated by dividing service revenue by the sum of the average number of subscribers in the applicable service category. Changes in average monthly service revenue reflect subscribers for either the postpaid or prepaid service category who change rate plans, the level of voice and data usage, the amount of service credits which are offered to subscribers, plus the net effect of average monthly revenue generated by new subscribers and deactivating subscribers.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(Millions, except per Share Data)

			Quarter To Date		
			3/31/13	12/31/12	3/31/12
Net Operating Revenues	$		8,793 $	9,005 $	8,734
Net Operating Expenses					
Cost of services			2,640	2,659	2,787
Cost of products			2,293	2,993	2,298
Selling, general and administrative			2,336	2,557	2,436
Depreciation and amortization			1,492	1,493	1,666
Other, net			3	8	(198)
Total net operating expenses			8,764	9,710	8,989
Operating Income (Loss)			29	(705)	(255)
Interest expense			(432)	(432)	(298)
Equity in losses of unconsolidated investments and other, net			(202)	(140)	(273)
Loss before Income Taxes			(605)	(1,277)	(826)
Income tax expense			(38)	(44)	(37)
Net Loss	$		(643) $	(1,321) $	(863)
Basic and Diluted Net Loss Per Common Share	$		(0.21) $	(0.44) $	(0.29)
Weighted Average Common Shares outstanding			3,013	3,007	2,999
Effective Tax Rate			**-6.3%**	**-3.4%**	**-4.5%**

NON-GAAP RECONCILIATION - NET LOSS TO ADJUSTED OIBDA* (Unaudited)

(Millions)

			Quarter To Date		
			3/31/13	12/31/12	3/31/12
Net Loss	$		(643) $	(1,321) $	(863)
Income tax expense			38	44	37
Loss before Income Taxes			(605)	(1,277)	(826)
Equity in losses of unconsolidated investments and other, net			202	140	273
Interest expense			432	432	298
Operating Income (Loss)			29	(705)	(255)
Depreciation and amortization			1,492	1,493	1,666
OIBDA*			**1,521**	**788**	**1,411**
Severance and lease exit costs [6]			25	(10)	-
Gains from asset dispositions and exchanges [7]			-	-	(29)
Asset impairments and abandonments [8]			-	18	18
Spectrum hosting contract termination, net [9]			-	-	(170)
Access costs [10]			-	-	(17)
Litigation [11]			(22)	-	-
Business combinations [12]			-	19	-
Hurricane Sandy [13]			-	45	-
Adjusted OIBDA*			**1,524**	**860**	**1,213**
Capital expenditures [1]			1,812	1,923	800
Adjusted OIBDA* less Capex	$		(288) $	(1,063) $	413
Adjusted OIBDA Margin*			**19.1%**	**10.7%**	**15.2%**
Selected item:					
Deferred tax asset valuation allowance	$		265 $	546 $	348

WIRELESS STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

		Quarter To Date	
	3/31/13	12/31/12	3/31/12
Net Operating Revenues			
Service revenue			
Sprint platform:			
Postpaid [2]	$ 5,773 $	5,674 $	5,408
Prepaid [3]	1,194	1,170	1,016
Wholesale, affiliate and other	133	135	103
Total Sprint platform	7,100	6,979	6,527
Nextel platform:			
Postpaid [2]	143	218	500
Prepaid [3]	33	68	188
Total Nextel platform	176	286	688
Equipment revenue	813	1,010	735
Total net operating revenues	**8,089**	**8,275**	**7,950**
Net Operating Expenses			
Cost of services	2,171	2,210	2,289
Cost of products	2,293	2,993	2,298
Selling, general and administrative	2,230	2,436	2,311
Depreciation and amortization	1,393	1,391	1,564
Other, net	-	3	(181)
Total net operating expenses	8,087	9,033	8,281
Operating Income (Loss)	$ 2 $	(758) $	(331)
Supplemental Revenue Data			
Total retail service revenue	$ 7,143 $	7,130 $	7,112
Total service revenue	$ 7,276 $	7,265 $	7,215

WIRELESS NON-GAAP RECONCILIATION (Unaudited)

(Millions)

		Quarter To Date	
	3/31/13	12/31/12	3/31/12
Operating Income (Loss)	$ 2 $	(758) $	(331)
Severance and lease exit costs [6]	22	(10)	-
Gains from asset dispositions and exchanges [7]	-	-	(29)
Asset impairments and abandonments [8]	-	13	18
Spectrum hosting contract termination, net [9]	-	-	(170)
Litigation [11]	(22)	-	-
Hurricane Sandy [13]	-	42	-
Depreciation and amortization	1,393	1,391	1,564
Adjusted OIBDA*	**1,395**	**678**	**1,052**
Capital expenditures [1]	1,706	1,786	710
Adjusted OIBDA* less Capex	$ (311) $	(1,108) $	342
Adjusted OIBDA Margin*	**19.2%**	**9.3%**	**14.6%**

WIRELINE STATEMENTS OF OPERATIONS (Unaudited)

(Millions)

			Quarter To Date		
			3/31/13	12/31/12	3/31/12
Net Operating Revenues					
Voice		$	352 $	385 $	417
Data			94	96	108
Internet			434	451	453
Other			13	17	20
Total net operating revenues			**893**	**949**	**998**
Net Operating Expenses					
Costs of services and products			661	671	716
Selling, general and administrative			104	100	121
Depreciation			98	102	100
Other, net			3	5	(17)
Total net operating expenses			866	878	920
Operating Income		$	**27** $	**71** $	**78**

WIRELINE NON-GAAP RECONCILIATION (Unaudited)

(Millions)

			Quarter To Date		
			3/31/13	12/31/12	3/31/12
Operating Income		$	**27** $	**71** $	**78**
Severance and lease exit costs [6]			3	-	-
Asset impairments and abandonments [8]			-	5	-
Access costs [10]			-	-	(17)
Hurricane Sandy [13]			-	3	-
Depreciation			98	102	100
Adjusted OIBDA*			**128**	**181**	**161**
Capital expenditures [1]			61	58	45
Adjusted OIBDA* less Capex		$	**67** $	**123** $	**116**
Adjusted OIBDA Margin*			**14.3%**	**19.1%**	**16.1%**

CONDENSED CONSOLIDATED CASH FLOW INFORMATION (Unaudited)

(Millions)

		Quarter Ended		
		3/31/13	12/31/12	3/31/12
Operating Activities				
Net loss	$	(643) $	(1,322) $	(863)
Depreciation and amortization		1,492	1,493	1,666
Provision for losses on accounts receivable		83	148	136
Share-based compensation expense		17	25	17
Deferred income taxes		24	67	32
Equity in losses of unconsolidated investments and other, net		202	140	273
Contribution to pension plan		-	-	(92)
Spectrum hosting contract termination, net [9]		-	-	(170)
Other working capital changes, net		(276)	(322)	26
Other, net		41	(13)	(47)
Net cash provided by operating activities		**940**	**216**	**978**
Investing Activities				
Capital expenditures [1]		(1,381)	(1,477)	(783)
Expenditures relating to FCC licenses		(55)	(46)	(56)
Change in short-term investments, net		355	(1,165)	(327)
Investment in Clearwire (including debt securities)		(80)	(100)	(128)
Other, net		3	(2)	(1)
Net cash used in investing activities		**(1,158)**	**(2,790)**	**(1,295)**
Financing Activities				
Proceeds from debt and financings		204	5,599	2,000
Debt financing costs		(10)	(44)	(36)
Repayments of debt and capital lease obligations		(59)	(2,283)	(2)
Other, net		7	8	3
Net cash provided by financing activities		**142**	**3,280**	**1,965**
Net (Decrease) Increase in Cash and Cash Equivalents		**(76)**	**706**	**1,648**
Cash and Cash Equivalents, beginning of period		**6,351**	**5,645**	**5,447**
Cash and Cash Equivalents, end of period	$	**6,275** $	**6,351** $	**7,095**

RECONCILIATION TO CONSOLIDATED FREE CASH FLOW* (NON-GAAP) (Unaudited)

(Millions)

		Quarter Ended		
		3/31/13	12/31/12	3/31/12
Net Cash Provided by Operating Activities	$	**940** $	**216** $	**978**
Capital expenditures [1]		(1,381)	(1,477)	(783)
Expenditures relating to FCC licenses, net		(55)	(46)	(56)
Other investing activities, net		3	(2)	(1)
Free Cash Flow*		**(493)**	**(1,309)**	**138**
Debt financing costs		(10)	(44)	(36)
Increase in debt and other, net		145	3,316	1,998
Investment in Clearwire (including debt securities)		(80)	(100)	(128)
Other financing activities, net		7	8	3
Net (Decrease) Increase in Cash, Cash Equivalents and Short-Term Investments	$	**(431)** $	**1,871** $	**1,975**

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(Millions)

		3/31/13		12/31/12
Assets				
Current assets				
Cash and cash equivalents	$	6,275	$	6,351
Short-term investments		1,494		1,849
Accounts and notes receivable, net		3,352		3,658
Device and accessory inventory		843		1,200
Deferred tax assets		1		1
Prepaid expenses and other current assets		804		700
Total current assets		12,769		13,759
Investments and other assets		1,611		1,833
Property, plant and equipment, net		14,025		13,607
Goodwill		359		359
FCC licenses and other		20,722		20,677
Definite-lived intangible assets, net		1,271		1,335
Total	**$**	**50,757**	**$**	**51,570**
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable	$	2,963	$	3,487
Accrued expenses and other current liabilities		5,176		5,008
Current portion of long-term debt, financing and capital lease obligations		428		379
Total current liabilities		8,567		8,874
Long-term debt, financing and capital lease obligations		24,072		23,962
Deferred tax liabilities		7,131		7,047
Other liabilities		4,513		4,600
Total liabilities		**44,283**		**44,483**
Shareholders' equity				
Common shares		6,026		6,019
Paid-in capital		47,026		47,016
Accumulated deficit		(45,459)		(44,815)
Accumulated other comprehensive loss		(1,119)		(1,133)
Total shareholders' equity		6,474		7,087
Total	**$**	**50,757**	**$**	**51,570**

NET DEBT* (NON-GAAP) (Unaudited)
(Millions)

		3/31/13		12/31/12
Total Debt	$	24,500	$	24,341
Less: Cash and cash equivalents		(6,275)		(6,351)
Less: Short-term investments		(1,494)		(1,849)
Net Debt*	**$**	**16,731**	**$**	**16,141**

SCHEDULE OF DEBT (Unaudited)
(Millions)

ISSUER	COUPON	MATURITY	3/31/13 PRINCIPAL
Sprint Nextel Corporation			
Export Development Canada Facility (Tranche 2)	4.196%	12/15/2015	$ 500
6% Senior Notes due 2016	6.000%	12/01/2016	2,000
9.125% Senior Notes due 2017	9.125%	03/01/2017	1,000
8.375% Senior Notes due 2017	8.375%	08/15/2017	1,300
9% Guaranteed Notes due 2018	9.000%	11/15/2018	3,000
1% Convertible Bond due 2019	1.000%	10/15/2019	3,100
7% Guaranteed Notes due 2020	7.000%	03/01/2020	1,000
7% Senior Notes due 2020	7.000%	08/15/2020	1,500
11.5% Senior Notes due 2021	11.500%	11/15/2021	1,000
9.25% Debentures due 2022	9.250%	04/15/2022	200
6% Senior Notes due 2022	6.000%	11/15/2022	2,280
Sprint Nextel Corporation			**16,880**
Sprint Capital Corporation			
6.9% Senior Notes due 2019	6.900%	05/01/2019	1,729
6.875% Senior Notes due 2028	6.875%	11/15/2028	2,475
8.75% Senior Notes due 2032	8.750%	03/15/2032	2,000
Sprint Capital Corporation			**6,204**
iPCS Inc.			
First Lien Senior Secured Floating Rate Notes due 2013	2.424%	05/01/2013	300
Second Lien Senior Secured Floating Rate Notes due 2014	3.549%	05/01/2014	181
iPCS Inc.			**481**
EKN Secured Equipment Facility	2.030%	03/30/2017	**445**
Tower financing obligation	9.500%	01/15/2030	**697**
Capital lease obligations and other		2014 - 2022	**70**
TOTAL PRINCIPAL			**24,777**
Net discount from beneficial conversion feature on convertible bond			**(238)**
Net discounts			**(39)**
TOTAL DEBT			**$ 24,500**

Supplemental information:

The Company had $1.5 billion of borrowing capacity available under our unsecured revolving bank credit facility as of March 31, 2013. Our unsecured revolving bank credit facility expires in February 2018. The company is currently limited by a restriction of debt incurrence in one of our debt issuances which has limited our available borrowing capacity to the $1.5 billion mentioned above under our revolving credit facility.

In May 2012, certain of our subsidiaries entered into a $1.0 billion secured equipment credit facility to finance equipment-related purchases for Network Vision. The facility is equally divided into two consecutive tranches of $500 million, with the drawdown availability contingent upon Sprint's acquisition of equipment-related purchases from Ericsson, up to the maximum of each tranche, ending on May 31, 2013 and May 31, 2014, for the first and second tranche, respectively. Interest and principal are payable semi-annually with a final maturity of March 2017 for both tranches.



*This table includes the $3.1 billion 1% convertible bond that is convertible into Sprint common stock upon consummation of the SoftBank merger, which will otherwise mature in 2019, and excludes (i) our unsecured revolving bank credit facility, which will expire in 2018, (ii) $925 million in letters of credit under the unsecured revolving bank credit facility, (iii) any undrawn, available credit under our secured equipment credit facility, which will mature in 2017, and (iv) all capital leases and other financing obligations.

SPRINT NEXTEL CORPORATION

Notes to the Financial Information (Unaudited)

(1) Capital expenditures is an accrual based amount that includes the changes in unpaid capital expenditures and excludes capitalized interest. Cash paid for capital expenditures includes total capitalized interest of $15 million for the first quarter of 2013, and $9 million and $115 million for the fourth and first quarters of 2012, respectively, and can be found in the Condensed Consolidated Cash Flow Information and the Reconciliation to Free Cash Flow*.

(2) Postpaid subscribers on the Sprint platform are defined as retail postpaid subscribers on the CDMA network, including subscribers with PowerSource devices, and those utilizing WiMax and LTE technology. Postpaid subscribers on the Nextel platform are defined as retail postpaid subscribers on the iDEN network.

(3) Prepaid subscribers on the Sprint platform are defined as retail prepaid subscribers and session-based tablet users who utilize CDMA and WiMax technology via our multi-brand offerings. Prepaid subscribers on the Nextel platform are defined as retail prepaid subscribers who utilize iDEN technology.

(4) Nextel Subscriber Recaptures are defined as the number of subscribers that deactivated service from the postpaid or prepaid Nextel platform, as applicable, during each period but remained with the Company as subscribers on the postpaid or prepaid Sprint platform, respectively. Subscribers that deactivate service from the Nextel platform and activate service on the Sprint platform are included in the Sprint platform net additions for the applicable period.

(5) The Postpaid and Prepaid Nextel Recapture Rates are defined as the portion of total subscribers that left the postpaid or prepaid Nextel platform, as applicable, during the period and were retained on the postpaid or prepaid Sprint platform, respectively.

(6) Severance and lease exit costs are primarily associated with workforce reductions and with exit costs associated with the Nextel platform.

(7) For the first quarter of 2012, gains from asset dispositions and exchanges are primarily due to spectrum exchange transactions.

(8) For the fourth quarter of 2012, asset impairment and abandonment activity of $18 million is primarily related to network asset equipment in our Wireless segment, no longer necessary for management's strategic plans. The first quarter of 2012 includes $18 million related to a change in our backhaul architecture in connection to our Network Vision design from microwave to a more cost effective fiber backhaul.

(9) On March 16, 2012, we elected to terminate the arrangement with LightSquared LP and LightSquared, Inc. (LightSquared). As we have no future service obligations with respect to the arrangement with LightSquared, we recognized $236 million of the advanced payments as other operating income in the first quarter of 2012. As a result of the termination of the hosting agreement, we impaired capitalized costs specific to LightSquared's 1.6 GHz spectrum that the company no longer intends to deploy which totaled $66 million.

(10) Favorable developments during the first quarter of 2012 relating to disagreements with local exchange carriers resulted in a reduction in expected access costs of $17 million.

(11) For the first quarter of 2013, litigation activity is primarily a result of favorable developments in connection with a tax (non-income) related contingency.

(12) For the fourth quarter of 2012, included in selling, general and administrative expenses are fees paid to unrelated parties necessary for the proposed transactions with SoftBank and our acquisition of Clearwire.

(13) Hurricane Sandy charges for the fourth quarter of 2012, represent estimated hurricane-related charges of $45 million, consisting of customer credits, incremental roaming costs, network repairs and replacements.

*FINANCIAL MEASURES

Sprint Nextel provides financial measures determined in accordance with accounting principles generally accepted in the United States (GAAP) and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint Nextel provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint Nextel does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint Nextel does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this release include the following:

OIBDA is operating income/(loss) before depreciation and amortization. **Adjusted OIBDA** is **OIBDA** excluding severance, exit costs, and other special items. **Adjusted OIBDA Margin** represents Adjusted OIBDA divided by non-equipment net operating revenues for Wireless and Adjusted OIBDA divided by net operating revenues for Wireline. We believe that Adjusted OIBDA and Adjusted OIBDA Margin provide useful information to investors because they are an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, spectrum acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted OIBDA and Adjusted OIBDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Free Cash Flow is the cash provided by operating activities less the cash used in investing activities other than short-term investments and amounts included as investments in Clearwire during the period. We believe that Free Cash Flow provides useful information to investors, analysts and our management about the cash generated by our core operations after interest and dividends, if any, and our ability to fund scheduled debt maturities and other financing activities, including discretionary refinancing and retirement of debt and purchase or sale of investments.

Net Debt is consolidated debt, including current maturities, less cash and cash equivalents, short-term investments and if any, restricted cash. We believe that Net Debt provides useful information to investors, analysts and credit rating agencies about the capacity of the company to reduce the debt load and improve its capital structure.

SAFE HARBOR

This release includes "forward-looking statements" within the meaning of the securities laws. The words "may," "could," "should," "estimate," "project," "forecast," "intend," "expect," "anticipate," "believe," "target," "plan," "providing guidance," and similar expressions are intended to identify information that is not historical in nature. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to network performance, subscriber growth, and liquidity, and statements expressing general views about future operating results — are forward-looking statements. Forward-looking statements are estimates and projections reflecting management's judgment based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. With respect to these forward-looking statements, management has made assumptions regarding, among other things, development and deployment of new technologies; efficiencies and cost savings of multimode technologies; customer and network usage; customer growth and retention; service, coverage and quality; availability of devices; the timing of various events and the economic environment. Sprint Nextel believes these forward-looking statements are reasonable; however, you should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date when made. Sprint Nextel undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our company's historical experience and our present expectations or projections. Factors that might cause such differences include, but are not limited to, those discussed in the company's Annual Report on Form 10-K for the year ended December 31, 2012. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Clearwire's first quarter 2013 results from operations have not yet been finalized. As a result, the amount reflected for Sprint's share of Clearwire's results of operations for the quarter ended March 31, 2013, is an estimate and, based upon the finalization of Clearwire's results, may need to be revised if our estimate materially differs from Clearwire's actual results. Changes in our estimate, if any, would affect the carrying value of our investment in Clearwire, net loss, basic and diluted net loss per common share, and comprehensive loss but would have no effect on Sprint's operating income, OIBDA*, Adjusted OIBDA* or consolidated statement of cash flows.

LTE is a trademark of ETSI. Other marks are the property of their respective owners.